Exhibit 99.1

<u>SCHEDULE I</u>

Set forth below are the names, business addresses and present principal occupations of the trustees of FTX Recovery Trust.

<u>Trustees of FTX Recovery Trust</u>

Name	Principal Occupation	Business Address	Citizenship
Matthew A. Doheny	President, North Country Capital LLC	2600 South Shore Boulevard, Suite 300, League City, Texas 77573	United States
Judge Joseph Farnan (ret.)	Attorney, Farnan LLP	2600 South Shore Boulevard, Suite 300, League City, Texas 77573	United States
Peter Greaves	Partner, PricewaterhouseCoopers	2600 South Shore Boulevard, Suite 300, League City, Texas 77573	United Kingdom
Rishi Jain	Managing Director, Accordion	2600 South Shore Boulevard, Suite 300, League City, Texas 77573	United States
John J. Ray III	Restructuring executive	2600 South Shore Boulevard, Suite 300, League City, Texas 77573	United States
Matthew Rosenberg	Partner, Lincoln Park Advisors	2600 South Shore Boulevard, Suite 300, League City, Texas 77573	United States
Brian C. Simms, KC	Attorney, Lennox Paton	2600 South Shore Boulevard, Suite 300, League City, Texas 77573	Bahamas
Mitchell Sonkin	Chairman, ResCap Liquidating Trust	2600 South Shore Boulevard, Suite 300, League City, Texas 77573	United States
Paul Copley	Trustee	2600 South Shore Boulevard, Suite 300, League City, Texas 77573	United Kingdom